Exhibit 99.1

BTQ Technologies Advances Quantum Reliability at Scale with First General Theory of Error Correction for Permutation-Invariant Codes

Co-authored by BTQ Chief Quantum Officer Dr. Gavin K. Brennen, the research introduces a new error-correction framework for permutation-invariant codes - an enabling step toward more reliable quantum systems at scale.

•	BTQ Chief Quantum Officer Dr. Gavin K. Brennen co-authored new collaborative research with Macquarie University and Yingkai Ouyang (University of Sheffield), reinforcing BTQ's direct role in advancing foundational quantum science.

•	The paper introduces what the authors describe as the first general theory of quantum error correction for permutation-invariant (PI) codes, including efficient algorithms to correct correctable errors and a simpler approach for certain erasure/deletion errors.

•	The work targets a core industry bottleneck - improving reliability as quantum systems scale - and supports BTQ's long-term strategy to build quantum and post-quantum infrastructure for secure, resilient next-generation computing and networks.

•	BTQ is advancing commercialization in parallel through its quantum software platform, including QPerfect's tooling for quantum development and operations - such as QLU for fault-tolerant quantum control and MIMIQ for high-speed quantum emulation - bridging foundational research with product-focused execution.

VANCOUVER, BC, April 16, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ), a global quantum technology company focused on securing mission-critical networks, today highlighted new collaborative research led through the work of Chief Quantum Officer Dr. Gavin K. Brennen, advancing quantum error correction for permutation-invariant codes.

BTQ-Led Research Contribution with Macquarie University and University of Sheffield

The research, conducted as new work from BTQ and Macquarie University with Yingkai Ouyang at the University of Sheffield, reinforces BTQ's direct role in foundational quantum research. Dr. Brennen is a co-author of the paper alongside Dr. Ouyang, underscoring BTQ's active involvement in advancing core scientific frameworks that may support more resilient next-generation quantum systems.

What the Paper Introduces: A General Error-Correction Framework for Permutation-Invariant Codes

In the paper, A theory of quantum error correction for permutation-invariant codes, the authors present what they describe as the first general theory of error correction for permutation-invariant, or PI, codes. According to the abstract, the work introduces efficient algorithms that can correct any correctable error on any PI code, and also presents a simpler quantum error correction algorithm for certain erasure and deletion errors.

Advancing Reliability as Quantum Systems Scale

In simple terms, this research addresses one of the biggest obstacles in quantum computing: keeping quantum systems accurate and reliable as they scale. By advancing new methods for correcting errors more efficiently, BTQ is contributing to the foundational infrastructure required to move quantum technology from theory toward practical, real-world use. This reinforces BTQ's role in developing core intellectual property and technical expertise in areas expected to be critical to the long-term evolution of quantum computing and secure quantum systems. This significance is grounded in the paper's focus on quantum error correction, which is broadly considered a core requirement for robust quantum systems.

"This work reflects BTQ's commitment to advancing the foundational technologies that will underpin practical quantum systems," said Gavin Brennen, Chief Quantum Officer of BTQ Technologies. "By contributing directly to research in quantum error correction, BTQ is helping expand the theoretical tools needed to protect quantum information and improve the resilience of future quantum technologies. In the end, quantum machines will process information using codes that provide the best performance for a target application, be it storing quantum memory for communications, acquiring signals for quantum sensing, or fault tolerant quantum computing. We showed that PI codes, which are less well studied than stabilizer codes, are capable of correcting standard errors as well as errors that other codes can't, and at the same time are simpler to control in some architectures."

The paper marks a progression from the team's earlier work on PI codes for error-corrected quantum sensing and code switching for universal gates, highlighting BTQ's continued momentum in this research track.

Foundational R&D Supporting Secure Quantum Infrastructure

BTQ continues to advance commercialization across its quantum technology platform, pairing foundational research with product-focused execution. Through QPerfect, BTQ is progressing software and tooling designed to support the development and operation of next-generation quantum systems, including QLU - fault-tolerant quantum control software intended to bridge high-level quantum programs to error-corrected execution. By combining applied product development with ongoing innovation in core enabling layers such as quantum error correction, BTQ is focused on building durable, commercially relevant capabilities that support the long-term deployment of secure and scalable quantum technologies.

BTQ continues to support research and development across quantum and post-quantum technologies, with a focus on high-value technical domains that align with the Company's long-term strategy in secure computation, communications, and mission-critical infrastructure. By combining advanced research with commercialization-focused development across its broader platform, BTQ aims to build durable long-term value at the intersection of quantum innovation and security.

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is advancing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information: For further information: E: desk@btq.tech; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.tech; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 16-APR-26